December 1, 2022

Via Edgar

Ms. Jane Park

Division of Corporation

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	Jin Medical International Ltd.
Amendment No. 8 to Registration Statement on Form F-1
Filed November 17, 2022
File No. 333-259767

Dear Ms. Park:

This letter is in response to the letter dated November 21, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jin Medical International Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response. An amendment to the registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 8 to Form F-1 filed November 17, 2022

Exhibits

1.	We note your disclosure on the cover page that your offering is contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.

Response: The Company acknowledges the Staff’s comment and revised the underwriting agreement, which is being refiled as exhibit 1.1 to the Amendment, to ensure that the disclosure is consistent with the underwriting agreement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC